NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2006 Annual General Meeting of the shareholders of SPUR VENTURES INC. (the "Company") will be held at the Cypress Room, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, on WEDNESDAY, JUNE 21, 2006 at the hour of 2:30 in the afternoon (Vancouver time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for the fiscal year ended December 31, 2005 and the report of the auditor thereon;

3.	to appoint an auditor for the ensuing year;

4.	to determine the number of directors at six (6) and to elect directors for the ensuing year;

5.	to transact any other business that may properly come before the Meeting and any adjournment thereof.

Accompanying this notice is the Company’s Annual Report (which contains the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2005), an Information Circular, a form of Proxy, and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting or any adjournment thereof in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 9th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Robert J. Rennie
Chief Executive Officer